FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 24, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Investor Release

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Linda László	Magyar Telekom IR	+36 1 457 6084
Márton Peresztegi	Magyar Telekom IR	+36 1 458 7382
investor.relations@telekom.hu

Magyar Telekom to launch satellite TV service

Budapest – November 24, 2008 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced the introduction of a nationwide satellite TV offering under the brand T-Home Sat TV.

As part of Magyar Telekom’s rebranding campaign, the company has today launched a nationwide satellite TV service under the brand T-Home Sat TV. T-Home’s new Digital Video Broadcasting-Satellite (DVB-S) service offers favorably priced packages and discounts, a variety of channels grouped into thematic packages, and premium picture and voice quality, as well as electronic program listings. Exploiting its unique position as a provider of internet, TV and telephone services accessible in the home or on the move, Magyar Telekom aims to position itself as the leading triple play company in Hungary. Following the introduction of the nationwide satellite service, Magyar Telekom now offers TV services on three different platforms: cable TV, IPTV and satellite TV.

Currently two T-Home Sat TV packages are available: the Basic package, which includes 14 channels and the Family package, which has 49 channels. When subscribing for the Family package, optional thematic packages can also be chosen. For a one-year commitment, the T-Home Sat TV Basic package costs HUF 1,490 per month, while the Family package is HUF 2,990 per month. Significant discounts can be received for subscriptions to 2Play or 3Play services.

The CAPEX required for the establishment of the new satellite service did not reach HUF 1 billion this year, thus it does not impact Magyar Telekom’s CAPEX guidance for 2008.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitons

Date: November 24, 2008